UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 25 February 2016
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X
Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes
No X

Harmony Gold Mining Company Ltd
Registration number: 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or “the company”)
DEALINGS IN SECURITIES BY THE COMPANY SECRETARY
Name of company secretary: R Bisschoff
Nature of transaction:
On market sale of ordinary
shares
Date: 23 February 2016
Class of securities: Ordinary shares
Sale price per share: R42.00
Ordinary shares sold: 3 000
Total value of sale: R126 000
Nature and extent of company
secretary’s interest:
Direct beneficial
Prior clearance was obtained in respect of the above
dealing by the company secretary.
For more details contact:
Henrika Ninham
Investor Relations Manager
On +27 (0)82 759 1775
Johannesburg, South Africa
25 February 2016
Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: February 25, 2016
Harmony Gold Mining Company Limited
By: /s/ Frank Abbott
Name: Frank Abbott
Title: Financial Director